UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(RULE 14d-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1) of
the Securities Exchange Act of 1934
(Amendment No. 3)

AIRGAS, INC.
(Name of Subject Company)

AIR PRODUCTS DISTRIBUTION, INC.
(Offeror)

AIR PRODUCTS AND CHEMICALS, INC.
(Parent of Offeror)
(Names of Filing Persons)

COMMON STOCK, $0.01 PAR VALUE
(Title of Class of Securities)

009363102
(Cusip Number of Class of Securities)

John D. Stanley, Esq.
Senior Vice President and General Counsel
Air Products and Chemicals, Inc.
7201 Hamilton Boulevard
Allentown, PA 18195-1501
(610) 481-4911
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Copies to:
James C. Woolery, Esq.
Cravath, Swaine & Moore
Worldwide Plaza
825 Eighth Avenue
New York, New York 10019-7475
(212) 474-1000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$4,963,777,380.00	$353,917.33

*
Estimated for purposes of calculating the amount of filing fee only. Transaction value derived by multiplying 82,729,623 (number of shares of common stock of subject company (which represents the number of shares issued and outstanding as of February 3, 2010, as reported in the subject company’s Quarterly Report on Form 10-Q filed on February 8, 2010) by $60.00 (the purchase price per share offered by Offeror).

**
The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934 and Fee Rate Advisory #4 for fiscal year 2010, issued December 17, 2009, by multiplying the transaction value by .00007130.

☑
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$353,917.33	Filing Party:	Air Products Distribution, Inc./Air Products and Chemicals, Inc.

Form or Registration No.:	Schedule TO	Date Filed:	February 11, 2010

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑       third-party tender offer subject to Rule 14d-1.
☐       issuer tender offer subject to Rule 13e-4.
☐       going-private transaction subject to Rule 13e-3.
☐       amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐       Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐       Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 3 to the Tender Offer Statement on Schedule TO amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on February 11, 2010 (together with any amendments and supplements thereto, the “Schedule TO”) by Air Products and Chemicals, Inc., a Delaware corporation (“Air Products”), and Air Products Distribution, Inc. (the “Purchaser”), a Delaware corporation and a wholly owned subsidiary of Air Products.  The Schedule TO relates to the offer by the Purchaser to purchase all outstanding shares of common stock, par value $0.01 per share (together with the associated preferred stock purchase rights, the “Shares”), of Airgas, Inc., a Delaware corporation (“Airgas”), at $60.00 per Share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 11, 2010 (together with any amendments and supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any amendments and supplements thereto, collectively constitute the “Offer”).

Items 1 and 4.

Items 1 and 4 of the Schedule TO are hereby amended and supplemented as follows:

(1)        The Expiration Date of the Offer is extended to 12:00 midnight, New York City time, on Friday, June 4, 2010 (which is the end of the day on June 4, 2010). The Depositary for the Offer has indicated that, as of the close of business on April 1, 2010, approximately 12,291 Shares have been tendered in and not withdrawn from the Offer.

(2)        The press release announcing the extension of the Offer is attached hereto as Exhibit (a)(5)(x) and is incorporated herein by reference.

Item 7.

Item 7 of the Schedule TO is hereby amended and supplemented as follows:

On March 31, 2010, Air Products entered into a credit agreement with JPMorgan Chase Bank, N.A., as administrative agent, and the other lenders named therein, providing for a term loan credit facility (the “Acquisition Facility”) to Air Products in an aggregate amount of up to $6.724 billion.

Availability and Term of Borrowings.  Subject to the satisfaction of the conditions precedent set forth in the Acquisition Facility, borrowings under the Acquisition Facility will be available beginning on the date of consummation of the Offer (which must occur no later than February 4, 2011) and ending on the earliest of the day following the date of the Proposed Merger, the one-year anniversary of the consummation of the Offer and the date of the termination of all of the commitments under the Acquisition Facility as set forth in the Acquisition Facility.  All borrowings under the Acquisition Facility will mature on the date that is one year after the consummation of the Offer.

Mandatory Prepayments.  The Acquisition Facility contains provisions requiring the reduction of the commitments of the lenders and the prepayment of outstanding loans in an amount equal to the net cash proceeds of the issuance or sale of any capital stock by Air Products, the incurrence of any indebtedness by Air Products or its subsidiaries or any sale or other disposition of assets by Air Products or its subsidiaries, in each case subject to exceptions set forth in the Acquisition Facility.

Security.  Borrowings under the Acquisition Facility will be unsecured.

Conditions to Borrowings.  The obligations of the lenders to make the loans under the Acquisition Facility are conditioned upon, among other things, the tender offer documents and, if applicable, documents relating to the Proposed Merger being reasonably satisfactory to the Arrangers (as defined in the Acquisition Facility); the consummation of the Offer or the Proposed Merger; absence of material adverse change; absence of defaults under Air Products’ existing revolving credit facility; receipt by Air Products of certain minimum debt ratings from each of Moody’s and S&P; receipt of required approvals and consents; delivery of certain financial statements; receipt of customary officers’ certificates (including a solvency certificate) and legal opinions; payment of fees and expenses of the lenders; accuracy of representations and warranties; and absence of defaults or events of default under the Acquisition Facility.

Interest and Fees.  Borrowings under the Acquisition Facility will bear interest at a rate per annum equal to, at the option of Air Products, (i) the highest of (a) JPMorgan Chase Bank, N.A.’s prime rate, (b) the rate equal to the federal funds effective rate plus 0.5% and (c) a rate based on certain rates offered for U.S. dollar deposits in the Eurodollar interbank market (the “Eurodollar Rate”) plus 1.0%, or (ii) the Eurodollar Rate, in each case plus a margin which fluctuates based upon the relevant public debt credit ratings assigned to Air Products by Moody’s and S&P from time to time (the “Ratings Grid”).

Each lender under the Acquisition Facility is entitled to a ticking fee for the period from and including March 31, 2010 to and excluding the date of the first borrowing thereunder, in an amount equal to 0.375% of the average daily unused amount of such lender’s commitment under the facility.  Such ticking fees will be payable on the earlier of the date of the first borrowing under the Acquisition Facility and the date of the termination of the commitments thereunder.  Each lender under the Acquisition Facility also will be entitled to a commitment fee, payable quarterly in arrears, based upon the average daily unused amount of its commitments under the Acquisition Facility, which fee fluctuates based upon the Ratings Grid.  Such commitment fees will accrue beginning on the date of first borrowing under the Acquisition Facility and until the date of the termination of the commitments thereunder.  In addition, Air Products will be required to pay the banks a duration fee 90 days, 180 days and 270 days after the date of the first borrowing under the Acquisition Facility, which fees will be based on the aggregate principal amount of loans outstanding under the Acquisition Facility on such dates.

Air Products also is required to pay to JPMorgan Chase Bank, N.A. a customary annual administration fee.

Representations and Warranties.  The Acquisition Facility contains representations and warranties customary for credit facilities of this nature as to the accuracy of financial statements; absence of a material adverse change with respect to Air Products and its subsidiaries and Airgas and its subsidiaries; litigation; due organization and good standing of Air Products; consents and approvals necessary for the consummation of the Offer, the Proposed Merger and the contemplated refinancing of certain Airgas debt; execution, delivery and enforceability of the Acquisition Facility; compliance with laws, including ERISA and environmental laws; no conflict with material agreements or instruments; no default under material agreements; payment of taxes; investment company status; and accuracy of information provided by Air Products to the lenders.  Subject to certain exceptions in the Acquisition Facility, the representations and warranties contained in the Acquisition Facility will be made by Air Products to the lenders on the date of each borrowing under the Acquisition Facility.

Affirmative Covenants.  The Acquisition Facility contains covenants requiring Air Products to provide the lenders with certain financial statements and related information and notices of material events; to maintain insurance, corporate existence, property and books and records; to pay taxes; to comply with laws; to permit inspections by JPMorgan Chase Bank, N.A., and, in certain circumstances, the lenders; and to use the proceeds of the Acquisition Facility solely to finance the Offer, the Proposed Merger, the contemplated refinancing of certain Airgas debt, the payment of related fees and expenses and for working capital and other general corporate purposes.  These covenants will not apply until the first borrowing under the Acquisition Facility, except for the covenants relating to financial statements, notices of material events, maintenance of books and records and inspection rights, which began to apply upon the effectiveness of the Acquisition Facility.

Negative Covenants.  The Acquisition Facility contains additional covenants restricting certain actions by Air Products and its subsidiaries, including limitations on liens (with exclusions to the extent necessary to comply with margin lending regulations and certain other exceptions set forth in the Acquisition Facility); mergers, consolidations and sales of all or substantially all assets; fundamental changes in the businesses conducted by Air Products and its subsidiaries; and limitations on indebtedness of Air Products’ subsidiaries (subject to certain exceptions set forth in the Acquisition Facility).  These covenants will not apply until the first borrowing under the Acquisition Facility.

Leverage Ratio.  Beginning with the first fiscal quarter commencing after the first borrowing under the Acquisition Facility, the Acquisition Facility will limit Air Products’ ratio of Consolidated Total Debt (as defined in the Acquisition Facility) to Consolidated EBITDA (as defined in the Acquisition Facility) to 4.8 to 1.00.

Events of Default.  The Acquisition Facility contains events of default customary for credit facilities of this nature, including with respect to payment defaults under the Acquisition Facility; inaccuracy of representations and warranties; noncompliance with covenants; payment default or acceleration under material indebtedness of Air Products and its subsidiaries; material judgments against Air Products and its material subsidiaries; changes of control of Air Products; and certain bankruptcy, insolvency or ERISA events with respect to Air Products and its subsidiaries.  The occurrence of an event of default would entitle the lenders to terminate their commitments under the Acquisition Facility and declare all outstanding loans thereunder to be immediately due and payable (provided that such terminations of the commitments and acceleration of the maturity of the loans would occur automatically upon the occurrence of certain bankruptcy- and insolvency-related events of default).

A copy of the Acquisition Facility is filed herewith as Exhibit (b)(8) to the Schedule TO.  Reference is made to such exhibit for a more complete description of the terms and conditions of the Acquisition Facility, and the foregoing summary of such terms and conditions is qualified in its entirety by such exhibit.

It is anticipated that the borrowings described above will be refinanced or repaid from funds generated internally by Air Products (including, after consummation of any merger or other business combination that may be proposed with respect to Airgas, existing cash balances of and funds generated by Airgas) or other sources, which may include the proceeds of the sale of securities. No decision has been made concerning this matter, and decisions will be made based on Air Products’ review from time to time of the advisability of selling particular securities as well as on interest rates and other economic conditions.

No alternative financing arrangements are in place at this time.

Item 11.

Item 11 of the Schedule TO is hereby amended and supplemented as follows:

(1)           On March 29, 2010, the Court of Chancery of the State of Delaware ordered a coordinated schedule for the Delaware Action and the related consolidated stockholder litigation that schedules a trial for October 4, 2010 to October 8, 2010.

Item 12.

Item 12 of the Schedule TO is hereby amended and supplemented as follows:

(a)(5)(x)	Text of press release issued by Air Products, dated April 1, 2010.

(b)(8)	Credit Agreement dated March 31, 2010 among Air Products and Chemicals, Inc., the lenders parties thereto and JPMorgan Chase Bank, N.A., as administrative agent.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 1, 2010

AIR PRODUCTS AND CHEMICALS, INC.

By:	/s/ Paul E. Huck
	Name:	Paul E. Huck
	Title:	Senior Vice President and Chief Financial Officer

AIR PRODUCTS DISTRIBUTION, INC.

By:	/s/ Robert D. Dixon
	Name:	Robert D. Dixon
	Title:	President

EXHIBIT INDEX

Index No.

(a)(1)(i)	Offer to Purchase dated February 11, 2010.*
(a)(1)(ii)	Form of Letter of Transmittal.*
(a)(1)(iii)	Form of Notice of Guaranteed Delivery.*
(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
(a)(1)(vii)	Form of summary advertisement dated February 11, 2010.*
(a)(5)(i)	Text of press release issued by Air Products, dated February 5, 2010.*
(a)(5)(ii)	Text of press release issued by Air Products, dated February 11, 2010.*
(a)(5)(iii)
Text of message from John McGlade, dated February 12, 2010 (incorporated by reference to the Schedule 14A filed with the SEC by Air Products and Chemicals, Inc. and Air Products Distribution, Inc. on February 12, 2010).*

(a)(5)(iv)
Transcript of John McGlade and Paul Huck’s presentation at the Barclays 2nd Annual Industrial Select Conference, dated February 17, 2010 (incorporated by reference to the Schedule 14A filed with the SEC by Air Products and Chemicals, Inc. and Air Products Distribution, Inc. on February 18, 2010).*

(a)(5)(v)
Text of press release issued by Air Products, dated February 22, 2010 (incorporated by reference to the Schedule 14A filed with the SEC by Air Products and Chemicals, Inc. and Air Products Distribution, Inc. on February 22, 2010).*

(a)(5)(vi)
Presentation of Paul Huck at the Morgan Stanley Global Basic Materials Conference, dated February 25, 2010 (incorporated by reference to the Schedule 14A filed with the SEC by Air Products and Chemicals, Inc. and Air Products Distribution, Inc. on February 25, 2010).*

(a)(5)(vii)
Transcript of Paul Huck’s presentation at the Morgan Stanley Global Basic Materials Conference, dated February 25, 2010 (incorporated by reference to the Schedule 14A filed with the SEC by Air Products and Chemicals, Inc. and Air Products Distribution, Inc. on March 2, 2010).*

(a)(5)(viii)
Text of message from John McGlade, dated March 5, 2010 (incorporated by reference to the Schedule 14A filed with the SEC by Air Products and Chemicals, Inc. and Air Products Distribution, Inc. on March 5, 2010).*

(a)(5)(ix)
Text of press release issued by Air Products, dated March 5, 2010 (incorporated by reference to the Schedule 14A filed with the SEC by Air Products and Chemicals, Inc. and Air Products Distribution, Inc. on March 5, 2010).*

(a)(5)(x)	Text of press release issued by Air Products, dated April 1, 2010.
(b)(1)	Commitment letter described in Section 10, “Source and Amount of Funds” of the Offer to Purchase.*
(b)(2)	Amended and Restated Commitment Letter dated March 3, 2010 among Air Products and Chemicals, Inc., JPMorgan Chase Bank, N.A. and J.P. Morgan Securities Inc.*
(b)(3)	Accession Letter dated March 3, 2010 among Air Products and Chemicals, Inc., The Royal Bank of Scotland plc and RBS Securities Inc.*
(b)(4)	Accession Letter dated March 3, 2010 among Air Products and Chemicals, Inc., Deutsche Bank AG Cayman Island Branch and Deutsche Bank Securities Inc.*
(b)(5)	Accession Letter dated March 3, 2010 among Air Products and Chemicals, Inc., BNP Paribas and BNP Paribas Securities Corp.*
(b)(6)	Accession Letter dated March 3, 2010 among Air Products and Chemicals, Inc., HSBC Securities (USA) Inc. and HSBC Bank USA, N.A.*
(b)(7)	Accession Letter dated March 3, 2010 between Air Products and Chemicals, Inc. and The Bank of Tokyo-Mitsubishi UFJ, Ltd.*
(b)(8)	Credit Agreement dated March 31, 2010 among Air Products and Chemicals, Inc., the lenders parties thereto and JPMorgan Chase Bank, N.A., as administrative agent.
(d)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.

*   Previously filed